THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)



                                November 23, 2005

H. Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Fuego Entertainment, Inc.
     Registration Statement on Form SB-2 (Amendment 3)
     File No.  333-127612
     Filed August 19, 2005

Dear Mr. Owings:

We are writing in response to your comment letter dated October 27, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

     1.   The date has been removed at the bottom of the cover page.

     2.   We have re-inserted a risk factor regarding the penny stock issue.

     3. We have added additional risk factors addressing the going concern risk. We have also provided separate headings for all risk factors.

     4. We have deleted this risk as the company has its own distribution capabilities and is not "dependent" on third parties to distribute their products.

     5. We have substantially revised this section to address the concerns raised in this comment.

     6.   We have elaborated on the points raised in this comment.

     7.   Please see the substantially revised Plan of Operation Section.

     8. We have clarified that the company is not currently seeking any specific film opportunities at this time. We have also moved the last paragraph on page 12 of the prior filing to the discussion related to Music Entertainment.

     9. We have elaborated upon Mr. Cancio's credits and described how his contacts in the industry will be of value to the company.

     10. We have described the duties of the two potential employees the company may seek to hire in the next twelve months.

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     11.  We have  disclosed all three videos and the  companies  that hired the company. We have also discussed expenses and outsourcing arrangements, why and how the car racing video produced the major revenues from film, and discussed the basis for stating that future film projects similar to those discussed are estimated to be the principal source of
          revenues.   We  also  disclosed  additional  terms  of  the  publicist contract.

     12. We have revised this disclosure to state how the company will satisfy its cash requirements for the next twelve months.

     13.  We have revised this section in its entirety.

     14. We have revised this section to clarify that the company does not currently have any written agreements with Ciocan as of yet, but that an agreement for the licensing of the Ciocan music library will occur in the near future subject to the parties mutually agreeing upon definitive terms.

     15. We have deleted the reference to Mr. Cancio as he does not personally engage in distribution and publishing activities independent of Ciocan and the company.

     16. We have identified the company's distributors and clarified the term "net 30/net 60 payment terms."

     17. We have clarified the status of the future agreement between Ciocan and the company.

     18. We have revised this paragraph to clarify that the relationship is between the company and F&F Media Corp, not Adolfo Fernandez, the President of F&F, in his personal capacity.

     19. We have discussed the likelihood of the company earning an additional $40,000 in revenue in the next twelve months for purposes of bringing marketing and advertising functions in-house.

     20. We have disclosed the relationship between Anthony Pullicino and the company as it relates to The Trader Show.

     21. This information was deleted as it is not a material part of the company's business.

     22. Mr. Cancio has no current or planned operations in Cuba, and has no direct or indirect contacts with Cuba whatsoever.

     23. We have provided the sources supporting the statement at issue. Further, we have already disclosed that all cast members are legal U.S. residents. The comment refers to the country of origin of the show and cast before they defected to the U.S.

     24. We have provided detailed responses to the issues raised in this comment regarding the company's project entitled "The Traders Show."

     25. We have disclosed the retail outlets and disclosed that there are no existing agreements in place.

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     26.  The number of shares issued to Mr. Cancio as stated in Amendment No. 1 was an error. The correct number of shares is 7,772,670 shares. Mr. Cancio is not registering any of his shares for resale in this registration statement, thus we do not understand your request to correct the selling shareholder table.

     27. We have included a disclosure that the selling shareholders did not consider any objective criteria in setting the sale price for the company's shares. We also included a disclosure that no market may ever develop for the company's securities.

     28. We have included a disclosure in this section that the selling shareholders received their shares in a private placement exempt from registration.

     29.  Address correction noted and corrected.

     30.  Noted and revised.

     31. The Company has no released films and all films owned by the Company are in the process of production as of May 31, 2005. This disclosure has been included in the updated financial statements provided.

     32. Additional disclosures have been added to Note 1-Investment, to incorporate the requested information and as per paragraph 10 of SFAS No.50, and we have added additional information below for your understanding of the investments:

     As part of the 6 city Celebration tour of Havana Night Club, the producer/promoterwas supposed to present only one show in Miami, however, after the original show sold out within a week after tickets went on sale and six weeks prior to the day of the show, the producer/promoter decided to add two additional shows in Miami in order to provide for the filming of a high definition DVD, the hiring of an Oscar winning director and the recording of a CD/Sound Track. These three shows combined, used up all funds available for the tour.

     Understanding the business as I do, having produced many of them, I understood that being able to release a high definition DVD directed by a renown Oscar winning director and releasing a live album prior to a tour would dramatically impact future ticket sales for the remaining shows of the tour. I therefore decided to allow the shows' producer/promoter to defer the repayment of the Company's original investment for the next 5 shows to take place. However, this was agreed with the understanding that Fuego participate in any additional shows added to the next 5 pending shows as the result of a sold out event in any of the cities, which, if it happens, it will automatically trigger an additional show.

     An example of this is the next show which is scheduled for December 31st. at the Miami Arena, a 15,000 seat venue. This will be the fourth time the show is presented in the same city as the result of its popularity. It is my belief that this show alone will allow total recovery of our original investment, and then some.

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     33.  Logo costs were  incurred  as a  purchased  intangible  from a company which specialized in designs of that nature and is considered the purchase of an individual asset in accordance with paragraph 4.of SFAS No. 142, subject to amortization based on a finite useful life to the Company as per paragraphs 11 and 12 of SFAS No. 142. The footnote was modified to reflect this as a purchased cost.

     34. The disclosure that Hugo M. Cancio was issued 19 million shares was incorrect as of May 31, 2005 and has since been corrected as updated. A detailed schedule of listing all share activity is provided.

     35. We had corrected this error but submitted the incorrect file. The corrected information now appears in the updated financial statements.

     36. Ciocan paid for a number of expenses of the Company prior to the time that the Company received adequate funds with which to conduct its affairs. The total amount advanced by Ciocan and the reductions thereto now appear in the revised footnote including the explanation that $1,400 which was charged to Ciocan for its applicable share of rent during for 2 months during the period from inception to May 31, 2005.

     37. There is no relationship between the Company and Anthony Hattenbach or Sunflower Publishing. That reference has been deleted.

     38. We have reconciled the shares with the financial statements and have included a table setting out the investing activity.

     39.  We have revised this exhibit as requested.

     Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/William D. O'Neal
     ---------------------
      William D. O'Neal


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